UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 19, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cytokinetics, Incorporated

File No. 0-50633 - CF#32432

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Cytokinetics, Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 4, 2015 and an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to Forms 10-K filed on March 12, 2007, March 12, 2009 and March 11, 2011 and a Form 10-Q filed on August 7, 2013.

Based on representations by Cytokinetics, Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.41	10-Q	May 4, 2015	through May 4, 2025
10.63	10-K	March 12, 2007	through May 4, 2025
10.62	10-K	March 12, 2009	through May 4, 2025
10.63	10-K	March 12, 2009	through May 4, 2025
10.65	10-K	March 12, 2009	through May 4, 2025
10.67	10-K	March 12, 2009	through May 4, 2025
10.66	10-K	March 11, 2011	through May 4, 2025
10.46	10-Q	August 7, 2013	through May 4, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary